Mail Stop 3-8


										December 13,
2004

By Facsimile and U.S. Mail


Mr. H. Michael Krimbill
President and Chief Financial Officer
Energy Transfer Partners, L.P.
2838 Woodside Street
Dallas, Texas 75204


		RE:	Form S-3 filed November 24, 2004
			Form 10-K, for the year ended August 31, 2004
			Filed November 15, 2004


			File No.  1-11727

Dear Mr. Krimbill

	We have performed a targeted review of your filing and have the following comments. As indicated below, we request supplemental information from you in response to these comments. Please be as detailed as necessary in your response.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2004



Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Analysis of Historical Results of Operations, page 43

1. Please revise your discussion of the aggregate unaudited results of operations for the year ended August 31, 2004 and 2003 to identify amounts as Non-GAAP measures. See Item 10(e)(2)(ii) of Regulation S-
K.

EBITDA, as adjusted reconciliation, page 48

2. You have presented the non-GAAP measure "EBITDA, as adjusted" based on aggregate amounts. Please revise your table to reconcile these measures to the most directly comparable financial measure presented in accordance with GAAP, net income. We believe that you could accomplish this by revising your "Actual EBITDA, as adjusted" column for the year ended August 31, 2004 to include one or more line items for Heritage`s historical operations from September 1, 2003 to
January 19, 2004 to arrive at "Aggregate EBITDA, as adjusted." We expect that you would similarly revise the August 31, 2003 column to include Heritage`s historical operations from September 1, 2002 to August 31, 2003. We would not object to you including your reconciliation of the non-GAAP measure "Aggregate net income" to the non-GAAP measure "Aggregate EBITDA, as adjusted" as a footnote to the table to supplement your "Aggregate EBITDA, as adjusted" disclosures.
See Item 10(e) of Regulation S-K and Question 1 of the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

	As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to the undersigned at (202) 942-2905. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,


							George F. Ohsiek, Jr.
							Branch Chief
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December 13, 2004
Page 3